Exhibit 99.25

SUBSCRIPTION LETTER

January 15, 2014

Re:	AsiaInfo-Linkage, Inc. Option Co-investment

Ladies and Gentlemen:

1. Introduction. Reference is made to that certain Agreement and Plan of Merger (“Merger Agreement”) among Skipper Limited, Skipper Acquisition Corporation and AsiaInfo-Linkage, Inc. (“Target”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

2. Subscription of Shares. Pursuant to Section 3.04 of the Merger Agreement and subject to the terms of this letter agreement, the undersigned (the “Option Holder”) employee of Target and holder of an Option Tranche hereby irrevocably elects to receive, in consideration for the cancellation of the number of its Company Options set forth opposite its name in Schedule I hereto under the heading “Option Amount” (the “Option Amount”), and hereby subscribes for, that number and class of shares (“Shares”) of Skipper Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”), that is set forth opposite its name on Schedule I hereto under the heading “Shares”. The Option Holder hereby irrevocably authorizes the Company and the Target to take any and all actions to effect the foregoing cancellation and subscription, including providing to any broker or administrator in respect of such Option Tranche to cancel the Option Amount without payment of its Intrinsic Value to the Option Holder. The Shares shall be issued and allotted to the Option Holder as set forth opposite its name on Schedule I hereto by the Company, credited as fully paid, at the Closing.

3. Conditions. The issuance and subscription of the Shares to the Option Holder under this letter agreement shall be subject to the following conditions: (a) the representations and warranties contained herein shall be true and correct at the Closing in all respects as if made at such time and (b) the Option Holder shall have duly executed and delivered to the Company a joinder agreement to the shareholders agreement to be entered into among the Company and its shareholders (the “Shareholders Agreement”) at the Closing.

4. Representations and Warranties. The Option Holder hereby represents and warrants as of the Closing to the Company as follows:

(a) The Option Holder is the record or beneficial owner of the number of Company Options which forms part of an Option Tranche as set forth opposite its name on Schedule I hereto, and which are free and clear of any Encumbrances and other limitations or restrictions.

(b) The Option Holder is subscribing for the Shares hereunder for its own account with the present intention of holding such Shares for purposes of investment, and that it has no intention of selling such Shares in a public distribution in violation of any applicable U.S. federal or state securities laws.

(c) The Option Holder is not resident in the United States and is acquiring the Shares in an offshore transaction under Rule 903 of the U.S. Securities Act of 1933, as amended.

(d) The Option Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company. The Option Holder is able to bear the economic risks of an investment in the Shares and can afford a complete loss of such investment.

(e) Each of this letter agreement and the Shareholders Agreement has been duly executed and delivered by the Option Holder and, assuming due authorization, execution and delivery by the Company and the other parties thereto, constitutes a valid and binding obligation of the Option Holder, enforceable against the Option Holder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(f) Neither the execution, delivery or performance of this letter agreement or the Shareholders Agreement by the Option Holder nor the consummation by the Option Holder of the transactions contemplated hereby or thereby shall violate any law applicable to the Option Holder.

5. Tax Matters. The Option Holder agrees to bear and pay, and reimburse, indemnify and hold harmless the Company, Parent, Merger Subsidiary and, after the Effective Time, the Surviving Corporation, and any Affiliate thereof (collectively, the “Indemnified Parties”) for, from and against any and all liability for Taxes imposed or assessed on any Indemnified Party under any applicable PRC Law (or an official interpretation thereof) (collectively, “PRC Taxes”) arising from or attributable to the Option Holder’s failure to pay or remit, or any Indemnified Party’s failure to withhold or failure to assist in withholding from payments to the Option Holder any PRC Taxes arising from (i) any of the transactions contemplated by this letter agreement or the Merger Agreement, including receipt of the Shares by the Option Holder in exchange for the cancellation of the Option Amount pursuant hereto or (ii) any compensation (including stock, equity or equity-linked compensation) paid or granted to the Option Holder prior to the Effective Time (the matters described in clauses (i)-(ii) above, collectively, “Tax Liabilities”).

The Option Holder further agrees and acknowledges that, upon any determination by a Governmental Authority that any PRC Taxes are incurred or assessed on any Indemnified Party, arising from or attributable to any Tax Liabilities, or that any filing or registration is required in connection with any Tax Liabilities, the Option Holder shall promptly, pursuant to such determination, (i) pay any such PRC Taxes and other amounts owed by it, (ii) make any such filings or registrations with respect to such PRC Taxes and other amounts, and (iii) cooperate in good faith with the Surviving Corporation and its Affiliates as necessary to resolve any inquiries, claims or other issues that may be raised by a Governmental Authority in connection with such Tax Liabilities.

6. Disposition of Shares upon Termination of Employment. If at any time the Option Holder’s employment with the Company or any of its subsidiaries is terminated under any circumstance other than a Satisfactory Exit (including, for the avoidance of doubt, in the event the Option Holder breaches any of the terms of any employment agreement in effect at the time of such termination), then the Company shall have the right, upon written notice to the Option Holder within 180 days of such termination, to require the Option Holder to sell or redeem, all, but not less than all, of the Option Holder’s Company Securities (as defined in the Shareholders Agreement) at the lower of (x) their Fair Market Value (provided that for the avoidance of doubt, the Fair Market Value of any Company Securities (other than Ordinary Shares), whether vested or unvested shall presumptively be zero) and (y) the subscription amount (or in the case such Company Securities were issued in consideration for the contribution of shares or other securities, the equivalent dollar value thereof) (any of the foregoing repurchase, sale or redemption transactions, an “Employee Redemption”). For the avoidance of doubt, if the Company does not elect to effect an Employee Redemption, the Option Holder shall remain bound by the terms of the Shareholders Agreement. For purposes of this paragraph, the meaning of the term “Fair Market Value” shall be determined by the board of directors of the Company or any applicable committee thereof, in good faith, which determination shall be final and binding. “Satisfactory Exit” means any termination of employment in a manner and on terms satisfactory to or otherwise approved by the human resources or other authorized division of the Company (subject to the review and approval of the board of directors of the Company or any applicable committee thereof).

If the Option Holder is permitted to transfer any of its Company Securities (under the terms of the Shareholders Agreement or otherwise), prior to any such transfer, it shall procure that any transferees shall have agreed in writing to be bound by the terms of this letter agreement (including the foregoing paragraph).

7. SAFE Registration. If the Option Holder is (or if the Option Holder is not a natural person, if any direct or indirect shareholders or beneficial owners is) a PRC resident (as defined in Circular 75), he or she shall use his or her reasonable best efforts to (x) obtain, or cooperate with the Company such that the Company, Parent, Merger Sub and/or the Target (as applicable) shall obtain, prior to the Closing, from all applicable PRC Governmental Authorities, written documentation evidencing that all of the governmental authorizations required for the good standing of the Target’s Subsidiaries in the PRC or relating to “round trip” investments in respect of the Target or overseas investment by the Option Holder in respect of the Target or other overseas investment which are subject to any of the registration or reporting requirements of the PRC State Administration of Foreign Exchange or its local counterparts (“SAFE”) have been obtained as required by applicable PRC Law, including Circular 75, and (y) otherwise comply with all applicable registration or reporting requirements of SAFE under Circular 75 or any other applicable SAFE rules and regulations. “Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles,” (国家外汇管理局关于境内居民通过境外特殊目的公司融资及返程投资外汇管理有关问题的通知) effective as of November 1, 2005, or any successor or supplemental rule or regulation under PRC Law.

8. Miscellaneous.

(a) All notices, requests and other communications to any party hereto shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as receipt of such e-mail is requested and received) and shall be given if to the Company, to the address written on the first page of this letter agreement, with attention to Vicki Hui, Venus Lam and Zhen Ji, facsimile no: +852 2111 9699, +86 21 3218 0303, e-mail: vickihui@citiccapital.com, vlam@citiccapital.com, zhenji@citiccapital.com; and with a copy to Davis Polk & Wardwell, Hong Kong Club Building, 3A Chater Road, Hong Kong, with attention to Mark J. Lehmkuhler, Esq., facsimile no.: +852 2533 3388, e-mail: mark.lehmkuhler@davispolk.com. Notices to the Option Holder shall be sent as set forth opposite its name in Schedule I hereto under the heading “Notices”.

(b) This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Any dispute arising out of or in connection with this letter agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York. Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this letter agreement.

(c) This letter agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this letter agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this letter agreement, except that the parties agree that Target and any Indemnified Parties shall be express third-party beneficiaries of this letter agreement.

(d) The Option Holder may not assign any of its rights, interests or obligations hereunder, in whole or in part (whether by operation of applicable law or otherwise), without the prior written consent of the Company, and any attempt to make any such assignment without such consent shall be null and void.

(e) This letter agreement may be executed in one or more counterparts (including by facsimile or other electronic transmission), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature pages follow]

Very truly yours,

SKIPPER HOLDINGS LIMITED

By:
Name:
Title:

SCH I

Acknowledged and agreed as of the date first written above:

Name: [insert name]